UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


       In the Matter of

      ENTERGY CORPORATION             CERTIFICATE
                                      PURSUANT TO
       File No. 70-8903               RULE 24

(Public Utility Holding Company
         Act of 1935)

     This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Corporation ("Entergy"), in Post-Effective Amendment No. 4 in the above file (the "Application Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated February 26, 1997 (Release No. 35-26674) and December 22, 1999 (Release No. 35-27117).

     On May 18, 2000 the Second Amended and Restated Credit Agreement was entered into by Entergy Corporation, as Borrower, Citibank, N. A. (as Administrative Agent), Salomon Smith Barney, Inc. (as Sole Lead Arranger) and The Bank of New York, (as Syndication Agent), pursuant to the Amended and Restated
Reimbursement Agreement.   The Agreement is a $500,000,000 364-
day unsecured revolving credit facility which expires on May 12, 2001, but may be converted into a term loan maturing no later than May 12, 2002. The proceeds of the loan are to be used for general corporate purposes.

     IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 15th day of June, 2000.

                             Entergy Corporation

                             By:     /s/ Steven C. McNeal
                                      Steven C. McNeal
                                     Vice President and
                                         Treasurer